Exhibit (b)

•	Ernst & Young LLP Chartered Accountants Ernst & Young Tower 1000 440 2 Avenue SW Calgary AB Canada T2P 5E9	•	Phone: 403 290-4100 Fax: 403 290-4265

July 23, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Northwest Territories Securities Registry
Yukon Territory, Corporate Affairs
Nunavut Legal Registries

Dear Sirs/Mesdames:

Re: NOVA Chemicals Corporation (the “Corporation”)

We are the auditors of the Corporation and under date of March 4, 2003 we reported on the following consolidated financial statements of the Corporation incorporated by reference in the amended and restated short form shelf prospectus dated August 20, 2001 relating to the sale and issue of up to US $500,000,000 of Debt Securities of the Corporation, (the “Shelf Prospectus”):

        Consolidated balance sheets as at December 31, 2002, 2001, and 2000; and

Consolidated statements of income (loss) and reinvested earnings and cash flows for each of the years in the three-year period ended December 31, 2002.

The Shelf Prospectus also incorporates by reference the following unaudited interim consolidated financial statements of the Corporation (the “Unaudited Interim Financial Statements”):

Consolidated balance sheet as at June 30, 2003;

Consolidated statements of income (loss), reinvested earnings and cash flows for the three-month and six-month periods ended June 30, 2003 and 2002 and for the three-month period ended March 31, 2003.

We have not audited any financial statements the Corporation as at any date or for any period subsequent to December 31, 2002. Although we have performed an audit for the year ended December 31, 2002, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2002 and for the year then ended, but not on the consolidated financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned Unaudited Interim Financial Statements, or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2002.

We have, however, performed a review of the Unaudited Interim Financial Statements of the Corporation as at June 30, 2003 and for the three-month and six month periods ended June 30, 2003 and 2002 and for the three-month period ended March 31, 2003. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these Unaudited Interim Financial Statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants